Exhibit 99.11

[On Roscoe Postle Associates Inc. Letterhead]

CONSENT OF TUDOREL CIUCULESCU

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of the references to my name and the use of the report entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada” dated August 25, 2011 (the “Technical Report”) and the information derived from the Technical Report, included in the Annual Information Form of the Company dated as of November 22, 2011 (the “AIF”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to my name and the use of the Technical Report and the information derived from the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated:  November 29, 2011.

/s/ Tudorel Ciuculescu
Name: Tudorel Ciuculescu, P.Geo.